Simpson Thacher & Bartlett llp
425 Lexington Avenue
New York, N.Y. 10017-3954
(212) 455-2000

Facsimile (212) 455-2502
October 20, 2009
VIA EDGAR

Re:	Odyssey Re Holdings Corp.
Schedule 14D-9
Schedule 13E-3
Filed on September 30, 2009
File No. 005-61705
Julia Griffith, Esq.
Special Counsel
Office of Mergers & Acquisitions
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628
Dear Ms. Griffith:
          On behalf of Odyssey Re Holdings Corp. (“OdysseyRe” or the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated October 14, 2009 (the “Comment Letter”), relating to the Schedule 14D-9 of the Company, filed with the Commission on September 30, 2009 (SEC File No. 005-61705) (the “Schedule 14D-9”), as amended.
          We note that the responses set forth below are based solely on information received from the Company’s management. For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter. Capitalized terms used but not defined in this letter shall have the meanings given to such terms in the Schedule 14D-9.
Schedule 14D-9
General
1.	Throughout your document, you refer to the board’s determination that the Offer and the Merger are fair to and in the best interests of shareholders “other than Fairfax” or “other than members of the Fairfax Group.” This formulation does not meet the requirements of Item 8 of Schedule 13E-3 or Item 1014 of Regulation M-A, which require you to state whether subject company or affiliate believes that the transaction is fair to the unaffiliated shareholders. Please revise throughout your documents to clarify that the board has determined that the transaction is fair to the unaffiliated shareholders of Odyssey.

Securities and Exchange Commission	October 20, 2009

On behalf of the Company, we respectfully submit that the statements required by Item 8 of Schedule 13E-3 and Item 1014 of Regulation M-A with respect to the Company’s belief that the transaction is fair to the unaffiliated shareholders of OdysseyRe are appropriately included in the Offer to Purchase. We respectfully direct the Staff’s attention to page 13 of the Schedule 14D-9, under the heading “Reasons for the Recommendation by the Special Committee” and page 18 of the Schedule 14D-9 under the heading “Reasons for the Recommendation by the Board of Directors”, which include statements that the Special Committee and the Board of Directors, respectively, concluded that the terms of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, “[...] are substantively and procedurally fair to and in the best interests of the Company and the holders of shares of Common stock (other than the Fairfax Group), including the holders of Common Stock unaffiliated with the Company” (emphasis added).

Statements in the Schedule 14D-9 that the Offer and the Merger are fair to and in the best interests of shareholders “other than Fairfax” or “other than members of the Fairfax Group” are disclosures regarding resolutions of the Board of Directors of OdysseyRe and the Special Committee. Such statements are not disclosed to report the Company’s belief regarding fairness for purposes of Item 8 of Schedule 13E-3 or Item 1014 of Regulation M-A.
Other Factors, page 16
2.	All of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to an analysis of the fairness of a transaction from a financial point of view. Please revise to explain how the board (whether independently or by adopting the analysis of another party, such as the special committee) considered and analyzed each such factor. To the extent that any of the measures of value listed in Instruction 2 would yield a higher per share value than the offer price, please disclose.

On behalf of the Company, we respectfully direct the Staff’s attention to page 18 of the Schedule 14D-9, under the heading “Reasons for the Recommendation by the Board of Directors”, which includes an express statement that the Board of Directors of the Company adopted the recommendation of the Special Committee and the analysis and factors taken into account by the Special Committee in making its determination as to fairness of the transaction, and pages 13 to 18 of the Schedule 14D-9, under the heading “Reasons for the Recommendation by the Special Committee”, which provides disclosure regarding the material factors relied upon by the Special Committee in making its determination as to the fairness of the Offer and the Merger, including those factors listed in Instruction 2 to Item 1014 of Regulation M-A. On behalf of the Company, we respectfully submit that the express statement that the Board of Directors of the Company has adopted the recommendation and underlying analyses of the Special Committee, combined with the existing disclosure regarding the material factors considered by the Special Committee, is responsive to the Staff’s comment and that no further disclosure is required (or would be meaningful to OdysseyRe shareholders).

Securities and Exchange Commission	October 20, 2009

Reasons for the Recommendation of the Board of Directors, page 18
3.	It is unclear from the language in the first bullet point in this section whether the Board of Directors is adopting only the recommendation of the Special Committee as to fairness, or whether it is adopting both the conclusion and the analysis of the Special Committee, as would be required to satisfy its obligations under Item 1014 of Regulation M-A. Please revise to clarify.

On behalf of the Company, we respectfully submit that the language to the section under the heading “Reasons for the Recommendation by the Board of Directors”, including the language in the first bullet “[...] the recommendation of the Special Committee, based on the analysis and factors described above which were adopted by the Board of Directors” (emphasis added) (which includes the word “were” in reference to both the conclusion and the analysis of the Special Committee and would otherwise need to be stated in the singular if limited to the recommendation itself) provides sufficient clarity, and we further confirm on behalf of the Company that both the conclusion of the Special Committee and its underlying analysis were adopted by the Board of Directors.
Financial Forecasts Prepared by Certain Members of Management of the Company, page 18
4.	Please describe the material assumptions and limitations on the projections disclosed in this section.

On behalf of the Company, we respectfully submit that all material assumptions and limitations underlying the projections disclosed in the aforementioned section, have already been described on page 19 of the Schedule 14D-9, under the heading “Financial Forecasts Prepared by Certain Members of Management of the Company.”
* * * * *
          The Company has further advised us that it acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission	October 20, 2009

          If you should have any questions regarding this letter, please contact me at (212) 455-2605.

Sincerely,
/s/ Peter J. Gordon
Peter J. Gordon

enclosure

cc:	Donald L. Smith, Esq. Odyssey Re Holdings Corp.